UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

scPharmaceuticals Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648 105

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 810648 105

1.	Names of Reporting Persons 5AM Ventures IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,231,601 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,231,601 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,231,601 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.6% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by 5AM Ventures IV, L.P., a Delaware limited partnership (“Ventures IV”), 5AM Co-Investors IV, L.P., a Delaware limited partnership (“Co-Investors IV”), 5AM Partners IV, LLC, a Delaware limited liability company (“Partners IV”), 5AM Opportunities I, L.P., a Delaware limited partnership (“Opportunities”), 5AM Opportunities I (GP), LLC, a Delaware limited liability company (“Opportunities GP”), Dr. John D. Diekman (“Diekman”), Andrew J. Schwab (“Schwab”), Dr. Kush Parmar (“Parmar”) and Dr. Scott M. Rocklage (“Rocklage”) and together with Ventures IV, Co-Investors IV, Partners IV, Opportunities, Opportunities GP, Diekman, Schwab and Parmar, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Partners IV serves as the sole general partner of Ventures IV. Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	This percentage is calculated based on 34,022,121 shares of Common Stock outstanding as of November 25, 2022 upon the closing of the Issuer’s public offering, as reported in the prospectus supplement dated November 22, 2022 filed by the Issuer with the Securities and Exchange Commission (the “SEC”) on November 23, 2022.

2

CUSIP No. 810648 105

1.	Names of Reporting Persons 5AM Co-Investors IV, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 92,983 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 92,983 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 92,983 of Common Stock (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Partners IV serves as the sole general partner of Co-Investors IV. Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Co-Investors IV. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	This percentage is calculated based on 34,022,121 shares of Common Stock outstanding as of November 25, 2022 upon the closing of the Issuer’s public offering, as reported in the prospectus supplement dated November 22, 2022 filed by the Issuer with the SEC on November 23, 2022.

3

CUSIP No. 810648 105

1.	Names of Reporting Persons 5AM Partners IV, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,324,584 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,324,584 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,324,584 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 2,231,601 shares of Common Stock held by Ventures IV and 92,983 shares of Common Stock held by Co-Investors IV. Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV. Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	This percentage is calculated based on 34,022,121 shares of Common Stock outstanding as of November 25, 2022 upon the closing of the Issuer’s public offering, as reported in the prospectus supplement dated November 22, 2022 filed by the Issuer with the SEC on November 23, 2022.

4

CUSIP No. 810648 105

1.	Names of Reporting Persons 5AM Opportunities I, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 410,268 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 410,268 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 410,268 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2% (3)

12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	This percentage is calculated based on 34,022,121 shares of Common Stock outstanding as of November 25, 2022 upon the closing of the Issuer’s public offering, as reported in the prospectus supplement dated November 22, 2022 filed by the Issuer with the SEC on November 23, 2022.

5

CUSIP No. 810648 105

1.	Names of Reporting Persons 5AM Opportunities I (GP), LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 410,268 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 410,268 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 410,268 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 410,268 shares of Common Stock held by Opportunities. Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	This percentage is calculated based on 34,022,121 shares of Common Stock outstanding as of November 25, 2022 upon the closing of the Issuer’s public offering, as reported in the prospectus supplement dated November 22, 2022 filed by the Issuer with the SEC on November 23, 2022.

6

CUSIP No. 810648 105

1.	Names of Reporting Persons Dr. John D. Diekman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,324,584 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,324,584 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,324,584 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 2,231,601 shares of Common Stock held by Ventures IV and 92,983 shares of Common Stock held by Co-Investors IV. Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV. Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	This percentage is calculated based on 34,022,121 shares of Common Stock outstanding as of November 25, 2022 upon the closing of the Issuer’s public offering, as reported in the prospectus supplement dated November 22, 2022 filed by the Issuer with the SEC on November 23, 2022.

7

CUSIP No. 810648 105

1.	Names of Reporting Persons Andrew J. Schwab

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,734,852 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,734,852 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,734,852 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 2,231,601 shares of Common Stock held by Ventures IV, 92,983 shares of Common Stock held by Co-Investors IV and 410,268 shares of Common Stock held by Opportunities. Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV. Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV. Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	This percentage is calculated based on 34,022,121 shares of Common Stock outstanding as of November 25, 2022 upon the closing of the Issuer’s public offering, as reported in the prospectus supplement dated November 22, 2022 filed by the Issuer with the SEC on November 23, 2022.

8

CUSIP No. 810648 105

1.	Names of Reporting Persons Dr. Kush Parmar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 410,268 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 410,268 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 410,268 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.2% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 410,268 shares of Common Stock held by Opportunities. Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	This percentage is calculated based on 34,022,121 shares of Common Stock outstanding as of November 25, 2022 upon the closing of the Issuer’s public offering, as reported in the prospectus supplement dated November 22, 2022 filed by the Issuer with the SEC on November 23, 2022.

9

CUSIP No. 810648 105

1.	Names of Reporting Persons Dr. Scott M. Rocklage

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 2,324,584 shares (2)

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 2,324,584 shares (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,324,584 shares (2)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 6.8% (3)

12.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)	Includes 2,231,601 shares of Common Stock held by Ventures IV and 92,983 shares of Common Stock held by Co-Investors IV. Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV. Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV. The information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13G is provided as of December 31, 2022.

(3)	This percentage is calculated based on 34,022,121 shares of Common Stock outstanding as of November 25, 2022 upon the closing of the Issuer’s public offering, as reported in the prospectus supplement dated November 22, 2022 filed by the Issuer with the SEC on November 23, 2022.

10

Item 1.
(a)	Name of Issuer scPharmaceuticals Inc.
(b)	Address of Issuer’s Principal Executive Offices 2400 District Avenue, Suite 310 Burlington, Massachusetts 01830

Item 2.
(a)

Name of Person Filing
5AM Ventures IV, L.P. (“Ventures IV”)

5AM Co-Investors IV, L.P. (“Co-Investors IV”)

5AM Partners IV, LLC (“Partners IV”)

5AM Opportunities I, L.P. (“Opportunites”)

5AM Opportunities I (GP), LLC (“Opportunities GP”)

Dr. John D. Diekman (“Diekman”)

Andrew J. Schwab (“Schwab”)

Dr. Kush Parmar (“Parmar”)

Dr. Scott M. Rocklage (“Rocklage”)

(b)	Address of Principal Business Office or, if none, Residence c/o 5AM Ventures 501 Second Street, Suite 350 San Francisco, CA 94107
(c)	Citizenship

Entities:	5AM Ventures IV, L.P.	-	Delaware
	5AM Co-Investors IV, L.P.	-	Delaware
	5AM Partners IV, LLC	-	Delaware
	5AM Opportunities I, L.P.	-	Delaware
	5AM Opportunities I (GP), LLC	-	Delaware

Individuals:	Diekman	-	United States of America
	Schwab	-	United States of America
	Parmar	-	United States of America
	Rocklage	-	United States of America

	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 810648 105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

11

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Persons	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (6)
Ventures IV (1) (3)	2,231,601		2,231,601		2,231,601	2,231,601	6.6%

Co-Investors IV (2) (3)	92,983		92,983		92,983	92,983	0.3%

Partners IV (1) (2) (3)			2,324,584		2,324,584	2,324,584	6.8%

Opportunities (4) (5)	410,268		410,268		410,268	410,268	1.2%

Opportunities GP (4) (5)			410,268		410,268	410,268	1.2%

Diekman (1) (2) (3)			2,324,584		2,324,584	2,324,584	6.8%

Schwab (1) (2) (3) (4) (5)			2,734,852		2,734,852	2,734,852	8.0%

Parmar (4) (5)			410,268		410,268	410,268	1.2%

Rocklage (1) (2) (3) (4) (5)			2,324,584		2,324,584	2,324,584	6.8%

(1)	Includes 2,231,601 shares of Common Stock held by Ventures IV.
(2)	Includes 92,983 shares of Common Stock held by Co-Investors IV.
(3)	Partners IV serves as the sole general partner of Ventures IV and Co-Investors IV. Diekman, Schwab and Rocklage are managing members of Partners IV and share voting and dispositive power over the shares held by Ventures IV and Co-Investors IV.
(4)	Includes 410,268 shares of Common Stock held by Opportunities.
(5)	Opportunities GP serves as the sole general partner of Opportunities. Schwab and Parmar are managing members of Opportunities GP and share voting and dispositive power over the shares held by Opportunities.
(6)	This percentage is calculated based on 34,022,121 shares of Common Stock outstanding as of November 25, 2022 upon the closing of the Issuer’s public offering, as reported in the prospectus supplement dated November 22, 2022 filed by the Issuer with the SEC on November 23, 2022.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

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Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

5AM Ventures IV, L.P.		5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC	By:	5AM Partners IV, LLC
its	General Partner	its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.		5AM Opportunities I (GP), LLC

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

	/s/ Dr. John D. Diekman		/s/ Andrew J. Schwab
	Dr. John D. Diekman		Andrew J. Schwab

	/s/ Dr. Kush Parmar		/s/ Dr. Scott M. Rocklage
	Dr. Dr. Kush Parmar		Dr. Scott M. Rocklage

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

13

Exhibit(s):

A - Joint Filing Statement

14

EXHIBIT A

JOINT FILING STATEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13G (or any amendments thereto) relating to the

Common Stock of scPharmaceuticals Inc. is filed on behalf of each of us.

Dated: February 14, 2022

5AM Ventures IV, L.P.		5AM Co-Investors IV, L.P.

By:	5AM Partners IV, LLC	By:	5AM Partners IV, LLC
its	General Partner	its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

5AM Partners IV, LLC

By:	/s/ Andrew J. Schwab
Name: Andrew J. Schwab
Title: Managing Member

5AM Opportunities I, L.P.		5AM Opportunities I (GP), LLC

By:	5AM Opportunities I (GP), LLC
its	General Partner

By:	/s/ Andrew J. Schwab	By:	/s/ Andrew J. Schwab
	Name: Andrew J. Schwab		Name: Andrew J. Schwab
	Title: Managing Member		Title: Managing Member

	/s/ Dr. John D. Diekman		/s/ Andrew J. Schwab
	Dr. John D. Diekman		Andrew J. Schwab

	/s/ Dr. Kush Parmar		/s/ Dr. Scott M. Rocklage
	Dr. Dr. Kush Parmar		Dr. Scott M. Rocklage

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